August 1, 2024

Dante Caravaggio
Chief Executive Officer
HNR Acquisition Corp.
3730 Kirby Drive, Suite 1200
Houston, TX 77098

       Re: HNR Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed July 25, 2024
           File No. 333-275378
Dear Dante Caravaggio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
Notes to Consolidated Financial Statements
Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information, page F-33

1. We have read your response to prior comment 4 but note the figures currently shown on page F-33 as 2,456 MMcf for proved developed natural gas reserves and 11,686 MBoe for total proved developed reserves for the year ended December 31, 2023 continue to be inconsistent with the correct figures of 2,675 MMcf and 11,723 MBoe presented on page
       73, respectively.

       Furthermore, the sum of the 2,456 MMcf of proved developed gas reserves and the 850
       MMcf of proved undeveloped gas reserves currently shown on page F-33 equates to total natural gas reserves of 3,306 MMcf and not the correct figure 3,525 MMcf shown on
 August 1, 2024
Page 2

       pages 73 and F-33 for the period ended December 31, 2023. The sum of the 11,686 MBoe for total proved developed reserves and the 4,279 MBoe for total proved undeveloped reserves currently shown on F-33 equates to total proved reserves of 15,965 MBoe and not the correct figure of 16,002 MBoe shown on pages 73 and F-33 for the period ended
       December 31, 2023.

       Please revise as needed to resolve the apparent inconsistencies in the disclosure provided on page F-33.
General

2. We note your response to prior comment 7. While we do not agree with your analysis regarding the applicability of Rule 14e-5 to the Forward Purchase Agreement, we will not issue further comments.
       For any questions related to engineering comments you may contact John Hodgin at 202-
551-3699. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551- 3763
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Matthew Ogurick